EXHIBIT (a)(2)

SIGNATURE REIT RECOMMENDS
REJECTING UNSOLICITED TENDER OFFER

May 14, 2014

Re: Tender Offer from MacKenzie Capital Management, LP

Dear Financial Representative:

On May 1, 2014, a number of entities controlled by MacKenzie Capital Management, LP (“MCM”) initiated an offer to purchase up to 1,100,000 shares of common stock of Signature Office REIT, Inc. (“Signature REIT”) at a price of $15 per share. Unless extended by MCM, the tender offer will expire at 11:59 p.m., Pacific Time, on June 13, 2014.

On May 14, 2014, the Board of Directors of Signature REIT filed a response to this Offer with the SEC in the form of a Schedule 14D-9 and a letter to stockholders. The Board of Directors has carefully evaluated the terms of the MCM offer and unanimously recommends that stockholders reject it and not tender their shares.

To view the Board of Directors’ full response filed on form Schedule 14D-9 and the letter to stockholders, please visit Stockholders Communications under the Investor Relations section of www.SignatureREIT.com. The Schedule 14D-9 provides a more detailed description of the reasons why the Board of Directors believes that the offer is not in stockholders’ best interests.

Should you or your clients have any questions about this tender offer or other matters, please phone our client services number, toll free, (855) 328-0109 or contact us via e-mail at Shareholder.Services@signaturereit.com.

Sincerely
Douglas P. Williams
Chief Operating Officer
Signature Office REIT, Inc.

PO Box 219536, Kansas City, MO 64121-9536 855-328-0109 www.signaturereit.com